Trust for Advised Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 15, 2014

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Trust for Advised Portfolios (the “Trust”)
Registration Statement on Form N-14 (File Number: 333-197613) Financial Services Fund (S000046891) Socially Responsive Balanced Fund (S000046892) Maryland Tax-Free Income Fund (S000046893)

Dear Ms. White:

This correspondence is being filed in response to your oral comments and suggestions of August 15, 2014, to the Registration Statement filed on Form N-14 (the “Registration Statement”).  The Registration Statement was filed on July 24, 2014 for the purpose of reorganizing the Legg Mason Investment Counsel Financial Services Fund, the Legg Mason Investment Counsel Social Awareness Fund, and the Legg Mason Investment Counsel Maryland Tax-Free Income Trust out of their respective trusts and into corresponding series of the Trust (the “Reorganizations”).  Following confirmation of the acceptance of the responses provided herein by the Staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust has requested acceleration of the Registration Statement on Form N-14 to August 15, 2014.

In connection with this response to the comments made by the Staff, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Registration Statement on Form N-14, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

1.
Staff Comment:  Regarding Staff Comment number 2 of the response letter submitted on August 12, 2014, please add the disclosure regarding Rule 12b-1 fees that informs shareholders that “these fees are an ongoing expense and, over time, will increase the cost of your investment and may cost you more than other types of sales charges.”

Response: The Trust responds by adding this additional statement for each Acquiring Fund to the amended Form N-14.

2.
Staff Comment:  Regarding Staff Comment number 5 of the response letter submitted on August 12, 2014, please confirm that the appropriate maximum deferred sales charge percentage is included in the Shareholder Fees table for each Acquiring Fund in addition to the footnote added to the table.

Response: The Trust responds by confirming that the appropriate maximum deferred sales charge percentage is included in the Shareholder Fees table and that a footnote to the table provides further clarification.

3.	Staff Comment: In all instances where the investment adviser’s future name is referenced as “NEWCO”, please insert the final investment adviser’s firm name.

Response: The Trust responds by confirming that “NEWCO” has been removed and the investment adviser’s future name of “1919 Investment Counsel, LLC” or “1919” has been inserted.

4.
Staff Comment: Regarding Staff Comment number 11 of the response letter submitted on August 12, 2014, please add disclosure that states what the Board concluded in regards to its consideration of “the financial interest that Legg Mason, LMIC, and Stifel have in the Reorganizations.”

Response: As noted in the proxy statement/prospectus, the Boards considered relevant factors, including the length of contractual waivers of fee caps, the potential increase in expenses after the contractual fee caps expire and the financial interests of parties to the transaction.  The Boards did not make specific findings with respect to these items.  Please note that Rule 17a-8 requires the Board to request and evaluate relevant information, but only mandates specific findings by the Board with respect to the best interest of the fund and the absence of shareholder dilution.

5.
Staff Comment: Regarding Staff Comment number 13 of the response letter submitted on August 12, 2014, please reconcile your response with the reference in the Rule 485(a) (Form N-1A) filing that suggests that the Fund can use illiquid securities for redemption in kind purchases.

Response: The Trust responds by confirming that illiquid securities will not be distributed in conjunction with redemptions in kind of the Acquiring Funds and that the Form N-1A filing will be updated to reflect this.

6.
Staff Comment: Regarding Staff Comment number 14 of the response letter submitted on August 12, 2014, it seems to have been incorrectly applied to the 80% Rule.  The Staff requests that the response be placed with fundamental investment limitations number 7 regarding the Maryland Fund’s concentration policy.

Response: The Trust responds by confirming that the following statement has been added to fundamental investment limitation number 7 regarding concentration for the Maryland Fund: “Municipal securities whose payments of interest and/or principal are dependent upon revenues from specific projects rather than general obligations, will be subject to this policy.”

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk, Esq.
Jeanine M. Bajczyk, Esq.
Secretary
Trust for Advised Portfolios